February 12, 2016

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Anu Dubey

Re:	Delaying Amendment for Investment Managers Series Trust Registration Statement on Form N-14
(File No. 333-209021)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Investment Managers Series Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-209021) relating to the reorganization of Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund into Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund, each a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on January 15, 2016 and was scheduled to go effective February 14, 2016, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Glendora and the State of California on the 12th day of February, 2016.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call me at (626) 914-1041.

Very truly yours,

/s/ Rita Dam
Treasurer
Investment Managers Series Trust